FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY FUTURE OFFERS TO SELL SECURITIES WILL BE MADE ONLY IN CERTAIN JURISDICTIONS AND ONLY FOLLOWING APPROVAL BY RELEVANT REGULATORS.

NATIONAL BANK OF GREECE

ANNOUNCEMENT

In response to articles in the press regarding the acquisition of Finansbank and related issues, National Bank of Greece (NBG) announces the following so as to clarify matters for shareholders and investors:

1.               NBG’s Business Plan 2005-2007, which was published in March 2005 and has been posted on the NBG website since April 2005, explicitly mentions that our corporate strategy for the three years ahead is comprised of the following:

•                  NBG’s aspiration is to become the leading banking group in Southeast Europe (p. 7 of the Presentation).

•                  NBG’s key aim is to generate superior returns on equity by investing in high growth and high profitability businesses (pp. 15, 16 of the Presentation).

•                  The banking markets that NBG considers to be of strategic significance for expansion include Romania, Bulgaria, FYROM, Serbia and Turkey (pp. 10, 34 of the Presentation).

•                  In those geographical areas outside SE Europe where NBG is, or has been, active it is possible that NBG will scale down its presence in order to achieve its goal of increasing return on equity. In line with this strategy, NBG has already realized its exit from the markets of the US, Canada and Western Europe (pp. 11, 27 of the Presentation).

2.               The contract with our advisors is a bilateral agreement that binds both sides to specific confidentiality clauses. The fees agreed with Credit Suisse and Goldman

Sachs for the provision of consulting services are within the range of fees relating to comparable acquisitions. The fees do not exceed 0.3% of the total consideration for the acquisition of Finansbank.

3.               Since NBG’s stock is listed on more than one stock exchange (besides the Athens Stock Exchange), including the New York Stock Exchange, and is regulated by the Capital Markets Commission and the US Securities and Exchange Commission, in making announcements to its investors, NBG has to take into consideration all the relevant legal and regulatory restrictions. In view of the planned increase in share capital, the disclosure of internal projections that comprise a necessary element of every valuation, including the future dividend flows on which valuation reports are based, would expose NBG to greater liability risk in many countries. Accordingly, NBG is not in a position to publicize these various calculations; however, it can confirm that they have been prepared and approved by the management of the Bank in cooperation with the management of Finansbank, and that they agree with the conclusion stated in the valuation opinion of Credit Suisse. Credit Suisse’s Valuation Report to NBG on the acquisition, which includes a summary of the methods and the results of the valuation, has been posted on the website of the Athens Exchange since 7 April 2006.

4.               The consolidated financial statements of Finansbank as at 31 December 2005, which were prepared in accordance with IFRS, include the companies that NBG intends to purchase (Finansbank, Finans Invest, Finans Asset Management, Finans Investment Trust, Finansbank Malta and IBTech), as well as the international subsidiaries of Finansbank that NBG does not intend to purchase (Finansbank Holland, Finansbank Russia, Finansbank Suisse, Finansbank Romania, Finans Leasing Romania, FIBA IFSC, Banque du Bosphore, Finans International Holdings). This information can be viewed on the website of Finansbank.

Consolidated Financial Statements of Finansbank according to IFRS

Consolidated Balance Sheet (YTL m.)	31.12.2005	31.12.2004
Assets
Cash and balances with central banks	2,470	2,347
Financial assets	2,820	1,683
Loans and advances to customers	11,925	9,300
Tangible and intangible assets	338	330
Other assets	169	210,272
Total Assets	17.722	13.870

Liabilities
Due to customers and banks	10,328	9,719
Market borrowings (including subordinated debt)	5,133	2,189
Other liabilities	553	665
Total Liabilities	16,014	12,573
Shareholders’ equity	1,622	1,194
Minority interest	86	104
Total Equity & Liabilities	17.722	13.870

Consolidated income statement (YTL m.)	2005	2004
Net interest income	990	753
Net commission income	251	169
Other income	334	213
Total income	1.575	1.135
Impairment losses on loans & advances	(110)	(52)
Operating expenses	(744)	(593)
Operating profit	721	490
Share of profit of associates	3	0
Profit before tax & minority interests	725	490
Tax	(194)	(111)
Inflationary accounting	(27)	(33)
Minority interests	(16)	(14)
Profit for distribution	489	332

Below are set forth the pro-forma consolidated financial statements, drawn up in accordance with IFRS, as at 31 December 2005, for the sum of the Finansbank companies to be purchased by NBG. Further financial information on Finansbank is included in the Offering Circular on the share capital increase, which will be available to the public following its approval by the Capital Market Commission.

Pro Forma financial Statements of finansbank according to IFRS

Pro forma balance sheet of companies to be acquired (YTL m.)	31.12.2005	31.12.2004
Assets
Cash and balances with central banks	1,566	1,376
Financial assets	2,090	846
Loans and advances to customers	8,683	6,210
Tangible and intangible assets	259	254
International assets for disposal	364	336
Other assets	126	141
Total Assets	13.088	9.163

Liabilities
Due to customers and banks	6,755	5,562
Market borrowings (including subordinated debt)	4,205	1,946
Other liabilities	427	423
Total Liabilities	11.387	7.931
Shareholders’ equity	1,622	1,194
Minority interest	79	38
Total Equity & Liabilities	13.088	9.163

Pro forma income statement of companies to be acquired (YTL m.)	2005	2004
Net interest income	809	624
Net commission income	232	182
Other income	222	102
Total income	1.263	908
Impairment losses on loans & advances	(82)	(35)
Operating expenses	(585)	(464)
Operating profit	596	410
Share of profit of associates	3	0
Profit before tax & minority interests	599	410
Tax	(170)	(84)
Inflationary accounting	(41)	(91)
Minority interests	(15)	(4)
Profit for distribution	374	231

The valuation of the companies for sale was made on the basis of their pro-forma consolidated statements and, accordingly, there are no price/book value (P/BV) or price/earnings (P/E) ratios for each of the companies individually. However, the table below sets forth the ROAE(1), the P/BV(2) and P/E(3) ratios for the sum of the companies to be acquired.

(1)	Return On Average Equity is calculated by dividing the net income of the companies to be acquired for the year 2005 by the average shareholders’ equity for the same year.
(2)

P/BV has been calculated on the basis of the theoretical value of 100% of Finansbank (including founder shares) being YTL 7,410 million, divided by the book value of the bank at the end of 2005, totalling YTL 1,622 million, adjusted by capital income amounting to YTL 417 million deriving from the sale of certain of its international businesses to be carried out immediately prior to the finalisation of the transaction.

(3)

P/E has been calculated on the basis of the theoretical value of 100% of Finansbank (including founder shares) being YTL 7,410 million, less YTL 781 million from the sale of certain of its international businesses to be carried out immediately prior to the finalisation of the transaction, divided by the income from the businesses to be acquired.

	ROAE 2005	P/BV 2005		P/E 2005
Pro Forma consolidated metrics	26,6%	3,6	x	17,7	x

Note that Finans Leasing, the largest company included in the acquisition after the parent company Finansbank, is listed on the Istanbul Stock Exchange and at 3 April 2006, the day on which the acquisition was announced, its share was being traded at P/BV 3x and P/E 16x(4).

It should be stressed that only the businesses of Finansbank in Turkey and Malta were offered for sale by FIBA Holding. The businesses of Finansbank outside Turkey, excepting Malta, were never offered for sale by FIBA Holding, and accordingly were not examined by NBG during the due diligence procedure and negotiations. In valuing the companies to be bought, NBG assumed the adequacy of the consideration of $580 million, which had been determined previously, for the sale of the international businesses of Finansbank to FIBA Holding prior to the finalisation of the acquisition. The table below sets forth the information published in Finansbank’s press release of 4 April 2006, including the P/BV and P/E ratios:

					Valuation of		Valuation in
	P/BV		P/E		100%	Share	transaction
	2005		2005		($ m.)	Held	($ m.)
Finansbank Holland	l,5	x	9,9	x	254,7	100,00%	254,7
Finansbank Russia	4,2	x	28,9	x	170,3	98,00%	166,9
Finansbank Suisse	2,0	x	16,4	x	111,8	100,00%	111,8
Finansbank Romania	3,l	x	22,3	x	110,7	86,17%	95,4
Fleasing (Romania)					4,7	52,50%	2,5
FIBA IFSC					0,5	99,94%	0,5
Banque du Bosphore*					26,3	20,00%	5,3
Total					679,0		637,0
Finans International Holdings net debt position							-57,1
Total Equity value subject to FIBA Group’s purchase							579,9

*The stake in Bangue du Bosphore was sold in March 2006 for the price shown above.

The press release can be viewed on Finansbank’s website.

Lastly, the table below sets forth the share prices of Finansbank on the Istanbul Stock Exchange and of NBG on the Athens Exchange from 1 May 2003 to 26 May 2006. According to analyst, the rise in the price of the Finansbank share is attributed principally to the rise in its profitability, its significant growth prospects, and the improvement in macroeconomic conditions in Turkey.

(4) Source: Factset

Date	NBG share price (€)	Finansbank share price (YTL)
1/5/2003	8,783	0,351
31/12/2003	15,954	0,703
31/12/2004	24,280	1,503
30/12/2005	36,000	6,000
26/5/2006	32,960	7,400

5.               (a) With regard to the exchange rate risk associated with the acquisition of Finansbank we note the following:

•                  The purchase price of 46% of the issued ordinary shares and 100% of the founder shares, as agreed on 3 April 2006, is denominated in US dollars ($2,323 million and $451 million, respectively), and accordingly is not affected by changes in the exchange rate of the Turkish lira against international currencies. However, NBG has benefited from the depreciation of the dollar against the euro since the day the acquisition deal was signed. Specifically, at the dollar/euro rate on 3 April 2006 the price in euro amounted to €2,291 million, while at the rate on 26 May 2006 the price in euro amounts to €2,178 million, i.e. NBG is gaining €113 million on the purchase price.

•                  Finansbank’s policy is to keep its balance sheet free of significant open foreign currency positions and as a result there are no significant risks from changes in the exchange rate value of the Turkish lira. It should be noted that in 2005 the Value at Risk (VAR) from Finansbank’s exposure to total market risk (interest rate risk, currency risk, etc.) ranged between YTL 3 million and YTL 12 million, according to Finansbank’s management.

(b) The price of the public offering for the minority stake of 44.3% of ordinary shares of Finansbank will be determined by the Turkish Capital Market Commission once the acquisition is finalised. The practice followed by the Turkish Capital Market Commission in the case of similar recent acquisitions (though the TCMC is not bound by this) has been for the public offering to be at a price corresponding to the price given for the majority stake, with a view to protecting minority shareholders.

(c) Finansbank maintains a conservative policy when it comes to non-performing loans (NPLs), as it considers all loans in arrears for over 90 days to be non-performing and makes provisions for such at 100% of their value, regardless of the value of securities, in line with stricter practice than international best practice. The level of NPLs at Finansbank is low, both in terms of the local market and compared with the more mature European markets. For instance, Finansbank’s NPL ratio at the end of 2005 stood at 2.8%.

Finansbank’s lending in foreign currency for the most part concerns large-and medium-sized corporate clients (>90%), who present low NPL ratios, in the region of 1.9%.

(d) According to international practice, the relative magnitude of risk (country, currency, portfolio, etc.) is reflected in the discount rate of future dividend flows. Since Turkey is an emerging market, in valuing Finansbank, a discount rate significantly higher than those used for the Greek market (which are usually in the region of 8%) was employed.

(e) Lastly, the risk involved in the investment is reflected in the funds that we are committing to Finansbank. In line with international supervisory regulations for banks, it is necessary to maintain at least 4% of core capital and 8% of total regulatory capital against the risk weighted assets of Finansbank, which amounted to around €5.7 billion at 31 March 2006. In the extreme case, which assumes that NBG acquires 90.3% of Finansbank, it is estimated that the core capital of NBG will amount to €4.3 billion and regulatory capital will amount to €5.3 billion. In other words, Finansbank will account for 6% of the core capital or 8.3% of the total regulatory capital of the NBG Group.

6.               No prepayment has been made. According to standard practice, the finalisation of the acquisition agreement is subject to the fulfilment of certain conditions. The agreement contains confidentiality clauses. Specific data and information are contained in the Offering Circular on the share capital increase, which will be available to the public following its approval by the Capital Market Commission.

7.               NBG’s management has repeatedly informed the Bank’s Board of Directors, which unanimously approved the acquisition of Finansbank, the price offered and the share capital increase of NBG with its decision of 3 April 2006. The relevant report of the Board was submitted to the Capital Market Commission and was posted directly on NBG’s website. Moreover, the Board has informed the Greek government of its intention to acquire a bank in Turkey. The terms of the agreement were not discussed with the government given that the agreement is a purely business decision of the Bank. It should be stressed that the mention of Turkey in the NBG

Business Plan (see item 1 above), the establishment of an NBG representative office in Istanbul in 2000, and the launch of a Venture Capital Fund focusing on investments in Turkey reflected, even at that stage, the Group’s interest in the Turkish market.

8.               The acquisition agreement provides for FIBA Holding to retain a 9.7% position (92 million tradable shares) in Finansbank. This stake can be reduced if, after making a public offering (and in line with its legal entitlements), NBG requests FIBA Holding to transfer to it additional shares so that it can gain a position equivalent to at least 50.01% of Finansbank. This residual stake will be subject to put and call arrangements with FIBA Holding for two years from the second anniversary of the closing of the acquisition of the initial share purchase from FIBA Holding, including a performance based option price.

9.               The valuation of Finansbank by Credit Suisse and the Valuation Report, as mentioned in item 2 above, were based, among other things, on the following:

•                  Data relating to the companies for sale provided by Finansbank and its financial advisors to all the candidate acquirors during the sale procedure of Finansbank,

•                  Data presented by Finansbank’s management to all the candidate acquirors during the sale procedure of Finansbank,

•                  The annual reports of Finansbank for 2004 and 2005,

•                  Specific internal financial analyses and projections for Finansbank prepared by its management,

•                  Specific internal financial analyses and projections for Finansbank prepared by NBG’s management,

•                  Pro-forma consolidated financial statements in line with IFRS for the companies in question for 2004 and 2005,

•                  The listed prices and trading activity of Finansbank’s ordinary shares,

•                  Data from Finansbank’s data room examined and analysed by PricewaterhouseCoopers,

•                  Financial and stock market data on Finansbank, which were analysed in comparison with similar data on other companies whose shares are traded in the stock markets,

•                  Comparative data on the financial terms of certain recent transactions in the banking and other sectors,

•                  The prevailing market conditions in the Turkish banking sector.

10.         The price of the new NBG shares to be offered in the rights issue is decided by the General Meeting of Shareholders in accordance with current legislation. The table below sets forth examples of recent share offerings in the Greek market and the discount rates at which the offerings were made:

		Size(1)		Discount
Date	Issuer	€ m.	% Market Cap	to Market	to TERP(2)
Jun 2005	Agricultural Bank of Greece	1,270	122.2%	39.4%	16.8%
Jun 2005	Lamda Development	116	81.1%	59.4%	32.8%
Aug 2005	General Bank of Greece	100	18.8%	34.4%	28,9%
Dec 2005	Ernporiki Bank of Greece	397	11.7%	41.5%	37.2%
	Median	257	50.0%	40.5%	30.9%

Source: Datastream, Respective Prospectus, Equityware
(1) Rights issues offered on the Athens Stock Exchange greater than €100m.
(2) TERP is the Theoretical Ex-Rights Price, reflecting the dilution of the stock

In the event that there remain unsubscribed NBG shares, the banks subscribing the offering will cover the shares at a price at least the same as the price set by the General Meeting of Shareholders.

11.         NBG aspires to become a leading independent banking group in the region of Southeast Europe, which includes the markets of Romania, Bulgaria, FYROM, Serbia and Turkey. NBG’s strategy in achieving this goal includes the acquisition of banks with a substantial presence in their country and/or banks that provide NBG with the opportunity to increase its market share in a relatively short space of time, presuming such investment opportunities arise. The implementation of this strategy began in 2000 with the acquisition of Stopanska Banka, the largest bank in the Former Yugoslav Republic of Macedonia, and the acquisition of United Bulgarian Bank, one of the largest Bulgarian banks. In 2004, NBG acquired Banca Românească in Romania, and in 2005 it took part in the sale of the largest bank in the same country, BCR. The finalisation of the sale of CEC, one of the biggest Romanian banks, in which NBG is participating, is also in the pipeline. Likewise, NBG is taking part in the sale of Vojvodanska in Serbia.

The Turkish market is the largest in the region, as the country’s population is over 70 million, its GDP is $367 billion, and it is experiencing significant growth of 5.7% (based on 2005 data). The growth outlook for the banking sector is particularly positive, as private sector lending penetration-to-GDP stands at 23% (compared with 83% in Greece), and private deposits-to-GDP at 38% (compared with 88% in Greece).

Accordingly, we believe that penetration into the Turkish market is a strategic imperative for the NBG Group.

Furthermore, we consider the acquisition of Finansbank to be the right choice for entry into the Turkish market. The banking sector in Turkey is today composed of 3 big state-controlled banks (Ziraat, Vakiflar, Halk), 4 large private banks (Isbank, Akbank, Koc-Yapi Kredi, Garanti) whose market share in lending amounts to over 10% each, 5 medium-sized banks (Finansbank, Deniz, Fortis, Oyak, HSBC) with lending market shares of 2-6%, and a big group of smaller banks whose market share of lending is less than 1%. If we chose to enter the Turkish market by buying a smaller bank and aiming at organic growth, it would be hard to compete in a market where growth is rapid and smaller players look unlikely to survive. By acquiring Finansbank, the fifth largest private bank in Turkey, noted for its strong management team and successful organic growth story, we secure a dynamic platform on which to build our growth in the Turkish market.

Accordingly, the acquisition of Finansbank is consistent with our overall strategy because we view it as offering NBG the potential to forge a dynamic and successful growth trajectory in a target market.

12.   The P/BV ratio stands at 3.6x, prior to any synergies, reflecting the high profitability of Finansbank. In 2005, the companies of Finansbank to be acquired achieved ROAE of 26.6%, the best return on equity in the Turkish market.

Internationally, these two ratios – P/BV and ROAE – are connected. Turkey is no exception in this, as can be seen in the chart below. The chart indicates that Finansbank’s ROAE justifies a P/BV ratio of 3.6x, considering the relationship of the valuation and performance of other Turkish banks:

In addition, it should be stressed that both the P/BV ratio, prior to any synergies, and the P/E ratio at which the acquisition was agreed (which stands at 17.7x), are lower than the corresponding ratios in recent transactions in Southeast and East Europe, as indicated in the table below:

	Investment	P/E		P/BV		ROE (%)
Tekfen (EFG Eurobank)	$0,2 million	N/A		3,7	x	N/A
Splitska (Soc Gen)	€1,0 billion	26,9	x	4,4	x	17,4%
BCR (Erste)	€4,4 billion	29,7	x	5,8	x	19,5%
Aval (raiffeisen International)	€1,0 billion	N/A		4,3	x	N/A
Ukrsotsbank (Intesa)	€1,1 billion	43,1	x	5,2	x	12,1%

13.         NBG’s investment in Finansbank is not a chance move; it is a strategic investment. Accordingly, in its valuation NBG has taken into account the real financials of Finansbank, the experience and dynamism of its management, its strong customer-focused mentality, and the productivity of its human resources. NBG has also taken into account the attractive long-term outlook of the Turkish economy and the Turkish banking sector so as to form a comprehensive view of the current state and future growth prospects of Finansbank. Finansbank’s financials are particularly robust and healthy, and the valuation based on these financials leads us to believe that the price is reasonable and fair. It would be wrong to valuate a listed company such as Finansbank on the basis of an isolated daily valuation on the stock market, particularly in an emerging market such as Turkey, which may offer high growth potential but also presents high volatility, in contrast with developed markets.

14.         As we have repeatedly stated, only Finansbank’s businesses in Turkey and Malta were offered for sale by FIBA Holding. Its international businesses, excepting Malta, were never offered for sale and accordingly were not examined by NBG during the due diligence procedure and negotiations. In its valuation of the companies for sale NBG assumed the adequacy of the consideration of $580 million, which had been determined previously, for the sale of the international businesses of Finansbank to FIBA Holding prior to completion of the acquisition. Details on this consideration are included in the table under item 4 above.

For the record, NBG states that, in compliance with the law, it has made a whole series of announcements and disclosures relating to the acquisition of Finansbank. These are listed below:

• 3 April 2006: Presentation titled “ Expansion in Turkey - NBG acquires a controlling interest in Finansbank”, on the rationale behind the acquisition, a detailed description of the transaction, the synergies, the sale of the international businesses, the rights issue, the timetable and required actions, and the advisors on the deal, Credit Suisse and Goldman Sachs. The Presentation was also submitted as a press release to the Athens Exchange and posted on the bank’s website.

• 6 April 2006: the 3 April Report of the Board of Directors to the General Meeting of Shareholders was publicized via the Athens Exchange, on the rights issue to fund the acquisition of Finansbank.

The Report detailed the use of the proceeds of the previous rights issue, the investment plan of the Bank, the destination of the funds to be raised by the new rights offering, the company to be acquired (i.e. Finansbank), the valuation of the said company, the major shareholders, and the amount to be raised by the rights offering.

Subsequently, the Board’s Report was posted on the websites of the Athens Exchange and the Bank.

• At NBG’s AGM held on 27 April 2006, the Chairman of the Board, as Chairman of the Meeting, spoke at length on the acquisition of Finansbank. His speech was issued as a press release to the media and posted on the NBG website.

• At the 2nd Repeat AGM, at which there was quorum, the Chairman spoke in greater detail about the proposed increase in share capital. This speech has also been posted on the Bank’s website.

• 4 May 2006: document filed by NBG with the Bank of Greece containing information on the acquisition of a majority position in Finansbank, with a view to obtaining regulatory approval from the central bank.

Athens, 30 May 2006

The Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 1st June, 2006	Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer